Exhibit 12.1

Fixed Charges

	Fiscal year ended				Six Months Ended		Fiscal year ended			Nine months ended
(dollars in thousands)	June 27, 1998		July 3, 1999		Jan 1, 2000		Dec 30, 2000	Dec 29, 2001	Dec 28, 2002	September 28, 2002	September 27, 2003
Earnings
Net income (loss)	$71,374		$86,320		$3,776		$(90,486)	$(87,302)	$(51,752)	$(33,250)	$(32,620)
Loss (income) from joint ventures	946		274		277		(817)	(767)	(1,565)	(1,472)	(1,654)
Fixed charges	18,345		19,509		15,237		138,215	116,599	93,146	72,430	88,336
Amortization of capitalized interest	316		316		420		6,436	6,637	6,579	4,934	4,947
Distributions from joint ventures	—		—		—		1,528	1,631	2,122	1,661	1,877
Capitalized interest	(1,166)		(804)		(195)		(2,282)	(198)	(148)	—	(1,665)
Earnings before fixed charges	$89,815		$105,615		$19,515		$52,594	$36,600	$48,382	$44,303	$59,221
Fixed charges
Net interest expense	$16,835		$18,305		$14,842		$135,085	$115,549	$92,150	$71,791	$86,035
Capitalized interest	1,166		804		195		2,282	198	148	—	1,665
Interest implicit in rentals	344		400		200		848	852	848	639	636
Total fixed charges	$18,345		$19,509		$15,237		$138,215	$116,599	$93,146	$72,430	$88,336
Ratio of earnings to fixed charges	4.9	x	5.4	x	1.3	x	—	—	—	—	—
Deficiency of earnings to cover fixed charges	$—		$—		$—		$85,621	$79,999	$44,764	$28,127	$29,115